November 28, 2011

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Roomlinx, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Forms 10-K/A for the fiscal year December 31, 2010
File No. 0-26213

Dear Mr. Spirgel,

This letter is submitted with respect to Roomlinx, Inc.’s (“Roomlinx” or the “Company”) response to the comment letter, dated November 18, 2011 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2010, as amended by Form 10-K/A for the  Fiscal Year Ended December 31, 2010 filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2011 and May 18, 2011, respectively.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by our responses. Page numbers and other similar references used in the Staff’s comments below refer to the applicable Company filing.

Form 10-K/A for the Year Ended December 31, 2010

Consolidated Statements of Cash Flows, page 38

1.	Tell us the nature of the negative debt discount and why it is accounted for as a negative adjustment to reconcile net loss to net cash used by operating activities.

Response:

The presentation of the financing activity related to the Cenfin Line of Credit Agreement for the year ended December 31, 2010 in the Consolidated Statement of Cash Flows is shown incorrectly. Under the terms of the Agreement, the advance of funds triggers the granting of warrants and the bifurcation of the inherent interest component from the equity component.  The interest component is deferred debt discount and is amortized over the exercise period of the warrant.  Accordingly, the Consolidated Statement of Cash Flows should reflect the amortization of the deferred debt discount, or $33,842 of Non-Cash Interest Expense under Adjustments to reconcile net (loss) to net cash; which is the net effect of the two line items Debt discount and Non-Cash interest expense in the amounts of ($500,062) and $533,904 respectively.  In addition, on the Company’s cash-flow statement under “Non-cash investing and financing activities” there should be a line for Debt Discount recorded on issuance of Warrants in the amount of $533,904.  We propose to revise future presentations of the Consolidated Statement of Cash Flows accordingly.

Lease Receivable, page 42

2.
It does not appear that at the inception of the lease, you recorded unearned income to be recognized ratably into income over the term of the direct financing lease. Citing your basis in the accounting literature, please tell us why it is appropriate to record revenues in full at the completion of the installation or at the inception of the lease. Please advise or revise.

Response:

Under and pursuant to the requirements of the FASB Accounting Standards Codification, Topic 840, at the inception of each lease, Roomlinx as the lessor performs the tests required to classify such lease as either operating or capital and if deemed a capital lease, subsequently as either a Direct Financing Lease or a Sales-Type Lease.  Those tests performed by Roomlinx found that these leases met two of the capital lease requirements set forth in paragraph 840-10-25-1of the Codification.  The two criteria found to be satisfied were (1) the leases exceed 75% of the economic life of the assets and the beginning of the lease term did not fall within the last 25% of the total estimated economic life of the property and (2) there is a transfer of title by the end of the lease.  Roomlinx then considered the criteria set forth in paragraph 840-10-25-42 of the Codification and determined that both were met - collectability of the minimum lease payments is reasonably assured and there are no important uncertainties surrounding the amount of unreimbursable cost to be incurred by Roomlinx under these leases.  A further determination was made that the leases were not leveraged leased under paragraph 840-10-25-43c of the Codification wherein such leases have only two parties and by definition a leveraged lease requires three parties.  Finally, it was determined that the leases would give rise to dealer profit to Roomlinx as the lessor, as the fair value of the leased property at the inception of each lease was greater than its cost.  Therefore, for those reasons previously stated herein, these leases were classified as Sales Type Leases whereby revenue and corresponding costs of sales were recognized at such point in time as the installation was accepted by the lessee.  Accordingly, the aggregation of lease revenues as originally recorded less associated lessee payments equals the Lease Receivable as shown on the Consolidated Balance Sheet as of December 31, 2010.

Paragraph 840-30-30-6 of the Codification promulgates the recognition of unearned income at the inception of the lease term, which represents net interest that accrues to the lessor.  Accordingly, we are in agreement and propose future presentation of the Consolidated Balance Sheets shall reflect Unearned Income with a corresponding increase to Lease Receivables.

Furthermore, under 840-30-35-22 of the Codification, such unearned income shall be amortized over the lease term to produce a constant periodic rate of return on the net investment.  Pursuant thereto, Roomlinx maintains amortization tables of the unearned income, applying a constant periodic rate of return via the interest method.  These amortization tables serve as the basis for the recognition of interest income on a monthly basis which Roomlinx has consistently recorded during the year ended December 31, 2010.  Therefore, no adjustment is required to the Statement of Operations for the year ended December 31, 2010.

Revenue Recognition, page 43

3.
Refer to your revenue recognition policy on VOD equipment sales and installation. Tell us why you debit cost of sales for the amount of the monthly receivable payment. Refer to your basis in the accounting literature.

Response:

The referred to VOD equipment sales and therefore apropos Property Receivable, became an asset of Roomlinx with the acquisition of Canadian Communications, LLC on October 1, 2010.  Revenue related to the sale of VOD equipment was previously recognized in the period the hotel accepted the installation, the terms of which resulted in a Property Receivable with variable monthly principal payments equal to 50% of the hotel’s guest purchases of video on demand.  The process at Roomlinx is to invoice the hotel monthly.  This automatically credits revenue in the general ledger.  As the revenue had been recognized at acceptance, accounting makes a journal entry to reclassify this credit from revenue to property receivable.  Accordingly, in response to the Staff’s comment, we propose to revise the footnote in the future so that the last sentence in the paragraph will state, “Monthly payments toward the receivable (50% of the revenue generated) is credited to the receivable and debited to revenue.”

******

Roomlinx, Inc. (the Company) acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commissions or any person under the federal securities laws of the United States.

Please contact Alan Fine at (303) 544-1111 x 638 if you have any questions regarding the information submitted in response to your comments.

Sincerely,
/s/ Michael S. Wasik
Michael S. Wasik
Chief Executive Officer